


AA9 3/16/2004



04003012

SECURI┤   ┤ISSION

Washington, D.C. 20549.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 65468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 10, 2003___ AND ENDING ___December 31, 2003___ .
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fitzgibbon Toigo & Co., LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    412 Park Street

(No. and Street)

Upper Montclair	NJ	07043
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Brian X. Fitzgibbon   (973) 746-4944

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Todman & Co., CPAs P.C.

(Name – *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 19 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AA9
3.18.2004

OATH OR AFFIRMATION

I, ___Brian X. Fitzgibbon_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Fitzgibbon Toigo & Co., LLC_____, as of ___December 31_____, 20 03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

VICTOR MICHAEL MARCHION
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/10/2004

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FITZGIBBON TOIGO & CO., LLC
(FORMERLY FITZGIBBON, TOIGO, APODACA & CO., LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants --
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Member of
Fitzgibbon Toigo & Co., LLC
412 Park Street
Upper Montclair, NJ 07043

We have audited the accompanying statement of financial condition of Fitzgibbon Toigo & Co., LLC as of December 31, 2003 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fitzgibbon Toigo & Co., LLC as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

New York, New York
February 17, 2003

FITZGIBBON TOIGO & CO., LLC
(FORMERLY FITZGIBBON, TOIGO, APODACA & CO., LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 35,422

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 12,432
Subordinated borrowings	10,000
Total liabilities	22,432
Member's equity	
Common interest: 1 share	12,990
Total liabilities and member's equity	$ 35,422

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Fitzgibbon Toigo & Co., LLC (the "Company"), a wholly-owned subsidiary of Fitzgibbon Toigo & Associates, LLC, became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") on January 10, 2003. As a securities broker-dealer, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

The Company changed its name to Fitzgibbon Toigo & Co., LLC effective February 5, 2003.

(b) Revenue Recognition

Transactions for fees, income and expense are recorded on a trade-date basis. Consulting fees are recorded as earned by performance of services.

(c) Preoperating Expenses

In accordance with SOP 98-5, costs representing start-up costs including organization costs have been expensed as incurred.

(d) Income Tax

The Company has elected to be taxed as a partnership for federal and state tax purposes. Therefore, taxes on the results of operations are the responsibility of the Company's parent.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Note 2 - Subordinated Borrowings

The Company has a subordinated loan agreement filed with the NASD on January 27, 2003 with its parent, under which it has borrowed $10,000. The loan is subordinated to the claims of general creditors, is due January 31, 2006 and bears interest at the rate of 4 1/2 % per annum. The Company accrued $450 in interest expense related to this obligation during the year ended December 31, 2003. During the term of the agreement, no portion of the equity capital of the Company may be withdrawn by action of the sole member.

Note 3 - Related Party Transactions

The Company has an agreement with its parent for administrative support and office space. Expenses of approximately $21,000 have been recorded under this agreement.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Company had net capital, as computed under the rule, of $22,990 which was $17,990 in excess of the required amount. The net capital ratio was 54.1%.

A copy of the Company's Statement of Financial Condition as at December 31, 2003, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.